Exhibit 99.1

ThisThis content is Public. content is Confidential. DRY STACKING PLANT Miguel Burnier – Minas Gerais GERDAU S.A. QUARTERLY RESULTS 1Q23 Videoconference May 3 (Wednesday) 2 p.m. BRT | 1:00 p.m. NY CLICK HERE to access the videoconference RI.GERDAU.COM

QUARTERLY RESULTS - 1Q23

São Paulo, May 3, 2023 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the first quarter of 2023. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.



BETTER SHIPMENTS AND LOWER COSTS, DESPITE A MORE CHALLENGING SCENARIO, LEAD TO EBITDA OF R$ 4.3 BILLION WITH HIGHER MARGIN IN ALL BUSINESS DIVISIONS

HIGHLIGHTS

- **Shipments** amounted to 3.0 million tonnes of steel in the quarter, up 11.5% from 4Q22;
- **Adjusted EBITDA** of R$ 4.3 billion, up 19.1% on 4Q22;
- **Adjusted Net Income** of R$ 2.4 billion, up 79.1% from 4Q22;
- **Solid financial position**: gross debt of R$ 12.3 billion and net debt/EBITDA ratio of 0.31x;
- **Positive Cash Flow Generation** of R$ 2.7 billion, driven by Company's disciplined capital allocation.

- **In the North America BD,** EBITDA was R$ 2.4 billion, a 29.1% increase when compared to 4Q22;
- On March 24, 2023, Gerdau's shareholders received, as **bonus, one new share for each 20 shares** of the same type;
- Based on the results of the first quarter of 2023, the Company allocated **R$ 892 million for distribution as** interest on equity (R$0.51 per share), to be paid on May 29, 2023, to shareholders of record on May 15, 2023;

- Since February, we have been using only the **dry stacking method to dispose of 100% of tailings** resulting from the iron ore production process;
- **CAPEX came to R$ 954 million** in the quarter, of which approximately 48.8% was allocated to the state of Minas Gerais, Brazil.

MAIN INDICATORS

CONSOLIDATED	1Q23	4Q22	Δ	1Q22	Δ
Shipments of steel (1,000 tonnes)	2,979	2,672	11.5%	3,055	-2.5%
Net Sales[1] (R$ million)	18,872	17,964	5.1%	20,330	-7.2%
Adjusted EBITDA[2] (R$ million)	4,322	3,630	19.1%	5,827	-25.8%
Adjusted EBITDA Margin[2] (%)	22.9%	20.2%	2.7 p.p	28.7%	-5.8 p.p
Adjusted Net Income[2] (R$ million)	2,388	1,333	79.1%	2,940	-18.8%
Adjusted Net Margin[2] (%)	12.7%	7.4%	5.2 p.p	14.5%	-1.8 p.p
Gross Debt (R$ million)	12,262	12,607	-2.7%	12,767	-4.0%
Net Debt/EBITDA	0.31x	0.33x	-0.02x	0.20x	0.11x
CAPEX (R$ million)	954	1,684	-43.3%	593	60.9%
Free Cash Flow (R$ million)	2,698	1,124	140.0%	3,023	-10.8%

1. Includes iron ore sales.
2. Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

This content is Confidential.

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4 This content is Confidential. MESSAGE FROM MANAGEMENT The first quarter of 2023 was marked by a complex global macroeconomic scenario. External issues, such as a possible global recession, the continuation of the conflict between Russia and Ukraine, inflation and interest rates at high levels and financial market stress due to credit crunch, indicates that the scenario requires a cautious stance. In Brazil, the sectors' indicators behavior, driven by high interest rates, inflationary pressure, and expectation in the advance of the tax reform and tax framework show uncertainties as to acceleration of economic activity and consumption recovery. Even amid this global challenging scenario, Gerdau continues to deliver solid financial results, demonstrating its ability to transform and innovate. The Company registered in the first quarter its second-best adjusted EBITDA ever for the period at R$ 4.3 billion, up 19.1% on the last quarter of previous year. Adjusted Net Income came to R$ 2.4 billion in the quarter, 79.1% higher than in 4Q22. This performance reflects a stable demand for steel in the first months of the year, as well as the resilience of our business models, in addition to the Company's agile and innovative mindset, centered on the challenges and needs of its customers and other stakeholders. This strong financial result reflects the efforts of our teams in the continuous pursuit of operational excellence. All of our Business Divisions (BD) showed, in the period, an important resumption of physical steel sales and a reduction in costs, which resulted in improved margins compared to the fourth quarter of 2022. Regarding our North America BD, the results registered in the first quarter confirm this market's resilience. We have observed that the demand for steel has been positively influenced by the level of activity in the construction industry, which should grow over 6% in 2023, according to external estimates. Despite the signs of slowdown in the U.S. economy and steel demand, infrastructure projects of the industrial, sanitation, renewable energy and oil & gas sectors remain at healthy levels, with increased production and sale volumes. Even at their early stages, the governmental packages have been stimulating consumption (reshoring, infrastructure) in a scenario of consolidated supply and protection against imports. In Brazil BD, we continue to seize opportunities in domestic and external markets. Although the Company has registered in the first quarter shipments 11.5% higher than in the fourth quarter of 2022, we observed a beginning of year with sales recovery, influenced by a macroeconomic scenario that deserves attention. The construction, residential and commercial sectors remain at healthy levels, maintaining a good portfolio of orders for the coming months. Similarly, and following the South-American scenario, the South America BD keeps good level of activities in the construction and energy sectors. As for Special Steel BD, we have observed an 11.5% decrease in demand compared to the last quarter of 2022, due to the lower shipments in Brazil, partially offset by the U.S. market expansion. This result is mainly explained by the outage in Brazil's main auto assemblers, announced during this quarter, due to higher costs of credit and population's lower purchasing power, in addition to lack of inputs (mainly semiconductors) for some segments. We continue to invest in initiatives on modernization and technological updating of our operations, seeking ongoing improvement in profitability and productivity of our assets, in addition to increasing the supply of products and solutions of higher value added for our clients. This quarter, we invested R$ 954 million in CAPEX, of which R$676 million in maintenance and R$ 279 million in expansion and technological update. As for our ESG agenda, and our commitment to align growth and business progress to sustainable development and shared value creation, we reiterate that managing mining tailings is a priority activity at the Company. Through the best sustainable mining practices and the adoption of the most modern technologies available, Gerdau has been using, since February 2023, only the dry stacking method to dispose of 100% of tailings resulting from its iron ore production process in the state of Minas Gerais. We thank once again our employees, clients, suppliers, partners, shareholders and other stakeholders for this partnership at the beginning of the year. THE MANAGEMENT With the adoption of the most modern technologies available, we have been using, since February 2023, the dry stacking method to dispose of 100% of mining tailings in Minas Gerais

4 This content is Confidential. CONSOLIDATED RESULTS OPERATING PERFORMANCE PRODUCTION & SHIPMENTS CONSOLIDATED 1Q23 4Q22 ∆ 1Q22 ∆ Volumes (1,000 tonnes) Crude steel production 2,988 2,866 4.2% 3,406 -12.3% Shipments of steel 2,979 2,672 11.5% 3,055 -2.5% In 1Q23, Gerdau's crude steel production was 3.0 million tonnes, up 4.2% from 4Q22 and down 12.3% from the same period last year. The production capacity utilization rate of 71% reflects the higher demand in the quarter, mainly in North America BD. Steel shipments in 1Q23 were 3.0 million tonnes, up 11.5% and down 2.5% in relation to 4Q22 and 1Q22, respectively. Although the first quarter typically registers higher shipments than year-end, we have observed in the beginning of 2023 no growth in steel apparent consumption in Brazil (for both Brazil BD and Special Steel BD), reflecting an economic scenario that still requires caution, with high interest rates and a more contractionary monetary policy, which may affect some business lines. 42.3% 36.6% 11.8% 9.3% BRAZIL BD NORTH AMERICA BD SPECIAL STEEL BD SOUTH AMERICA BD SALES SEGMENTATION PER BD - 1Q23

4 This content is Confidential. FINANCIAL PERFORMANCE NET SALES In 1Q23, Net Sales totaled R$ 18.9 billion, up 5.1% from 4Q22 and down 7.2% from the same period last year. Net Sales per tonne came to R$ 6,335 in the quarter, down 5.8% on 4Q22, mainly explained by the lower parity with imported products in the Brazilian domestic market. However, despite the lower net sales per tonne, the increase in shipments in the main markets and sectors in which the Company operates led to higher Net Sales in 1Q23 compared to the previous quarter. GROSS PROFIT Cost of Goods Sold totaled R$ 15.2 billion in the period, up 1.4% from the previous quarter. This variation reflects the 11.5% increase in steel shipments, resulting in a higher dilution of fixed costs. Year over year, Costs of Goods Sold increased 0.6% in relation to 1Q22, due to lower shipments by 2.5% in the period. Gross Profit came to R$ 3.6 billion in the quarter, up 23.9% compared to the previous quarter. This result reflects the better balance among the results from our Business Divisions (BD), driven by the continuity of a strong demand (reshoring, nearshoring and infrastructure) and protection from U.S. market imports. SELLING, GENERAL & ADMINISTRATIVE EXPENSES Selling, General and Administrative (SG&A) Expenses amounted to R$ 538 million in 1Q23, down 13.6% from 4Q22 and up 8.8% from 1Q22. As a ratio of Net Sales, SG&A Expenses was 2.8%, down 0.6 p.p. on 4Q22. This result shows once again Gerdau's discipline in maintaining its expenses at healthy levels. CONSOLIDATED 1Q23 4Q22 ∆ 1Q22 ∆ Results (R$ million) Net Sales 18,872 17,964 5.1% 20,330 -7.2% Cost of Goods Sold (15,244) (15,036) 1.4% (15,149) 0.6% Gross Profit 3,629 2,928 23.9% 5,181 -30.0% Gross Margin 19.2% 16.3% 2.9 p.p 25.5% -6.3 p.p CONSOLIDATED 1Q23 4Q22 ∆ 1Q22 ∆ Results (R$ million) SG&A (538) (622) -13.6% (494) 8.8% Selling expenses (174) (203) -14.2% (168) 3.8% General and administrative expenses (364) (419) -13.3% (326) 11.4% %SG&A/Net Sales 2.8% 3.5% -0.6 p.p 2.4% 0.4 p.p

EBITDA & EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA (R$ million)	1Q23	4Q22	Δ	1Q22	Δ
Net Income	**3,215**	**1,218**	**163.9%**	**2,940**	**9.4%**
Net financial result	50	498	-89.9%	503	-90.0%
Provision for income and social contribution taxes	1,027	769	33.6%	1,570	-34.6%
Depreciation and amortization	715	769	-7.1%	659	8.5%
EBITDA - CVM Instruction[1]	**5,007**	**3,254**	**53.9%**	**5,672**	**-11.7%**
Equity in earnings of unconsolidated companies (a)	(354)	(175)	102.4%	(309)	14.7%
Proportional EBITDA of associated companies and jointly controlled entities (b)	510	372	36.9%	464	9.8%
Losses due to non-recoverability of financial assets (c)	5	5	-5.7%	(1)	-
Non-recurring items (d)	(845)	174	-	0	-
Credit recovery / Provisions	(845)	174	-	0	-
Adjusted EBITDA[2]	**4,322**	**3,630**	**19.1%**	**5,827**	**-25.8%**
Adjusted EBITDA Margin	*22.9%*	*20.2%*	*2.7p.p*	*28.7%*	*-5.8 p.p*

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	1Q23	4Q22	Δ	1Q22	Δ
EBITDA - CVM Instruction [1]	**5,007**	3,254	53.9%	5,672	-11.7%
Depreciation and amortization	(715)	(769)	7.1%	(659)	-8.5%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**4,292**	**2,485**	**72.7%**	**5,014**	**-14.4%**

1 – Non-accounting measure calculated in accordance with CVM Instruction 156 of June 23, 2022.
2 – Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.
(a) Amounts presented in "Equity in earnings of unconsolidated companies" line in Note 22 of the Company's Financial Statements.
(b) Amounts composed by the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 22 of Company's Financial Statements.
(c) Amounts presented in "Losses due to non-recoverability of financial assets" line in Note 22 of Company's Financial Statements.
(d) Amounts composed of "Recovery of credits/provisions" lines of Note 22 of Company's Financial Statements.

In 1Q23, Adjusted EBITDA came to R$ 4.3 billion, up 19.1% from previous quarter, with EBITDA Margin of 22.9% in the period (+2.7 p.p. compared to 4Q22). In relation to 1Q22, Adjusted EBITDA decreased 25.8%, mainly due to record results obtained in that quarter. This result was the Company's second highest EBITDA ever for a first quarter and ratifies Gerdau's solid business model, supported by flexibility, geographical diversification and combination of its Business Divisions.

EBITDA PER BD - 1Q23



BRAZIL BD
24.2%
NORTH AMERICA BD
53.5%
SPECIAL STEEL BD
11.3%
SOUTH AMERICA BD
11.1%

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


28.7%
29.1%
25.4%
20.2%
22.9%
5,827
6,680
5,369
3,630
4,322
1Q22
2Q22
3Q22
4Q22
1Q23
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	1Q23	4Q22	Δ	1Q22	Δ
Financial Result	**(50)**	**(498)**	**-89.9%**	**(503)**	**-90.0%**
Financial income	216	218	-1.0%	89	143.1%
Financial expenses	(324)	(363)	-10.8%	(361)	-10.4%
Tax credit update[1]	253	0	-	0	-
Exchange variation[2]	21	23	-6.4%	(122)	-
Exchange variation (other currencies)	(211)	(394)	-46.4%	(120)	75.8%
Gains on financial instruments, net	(5)	19	-	11	-

The Financial Result was negative R$ 50 million in 1Q23, due to the non-recurring effects from tax credit adjustments (R$ 253 million) and lower financial expenses, despite the scenario of high interest rates globally, which shows the Company's process to reduce gross debt over the last years. Comparing 1Q23 and 4Q22, the higher income from financial investments, which was partially offset by exchange variation, contributed to a better Financial Result.

ADJUSTED NET INCOME

Adjusted Net Income was R$ 2.4 billion in the quarter, increasing 79.1% in relation to 4Q22, due to higher operating results, and decreasing 18.8% compared to 1Q22.

CONSOLIDATED (R$ million)	1Q23	4Q22	Δ	1Q22	Δ
Operating Income before Financial Result and Taxes[1]	**4,292**	**2,485**	**72.7%**	**5,014**	**-14.4%**
Financial Result	**(50)**	**(498)**	**-89.9%**	**(503)**	**-90.0%**
Income before Taxes[1]	**4,242**	**1,987**	**113.5%**	**4,510**	**-5.9%**
Income and social contribution taxes	(1,027)	(769)	33.6%	(1,570)	-34.6%
Exchange variation	(48)	(45)	6.7%	(346)	-86.1%
Other lines	(709)	(665)	6.6%	(1,224)	-42.1%
Non-recurring items	(270)	(59)	357.6%	0	-
Consolidated Net Income[1]	**3,215**	**1,218**	**163.9%**	**2,940**	**9.4%**
Non-recurring items	(828)	115	-	0	-
Credit recovery / Provisions	(1,098)	174	-	0	-
Income tax and social contribution - non-recurring items	270	(59)	-	0	-
Consolidated Adjusted Net Income [2]	**2,388**	**1,333**	**79.1%**	**2,940**	**-18.8%**

1 - Accounting measure disclosed in the Company's Income Statement.
2 - Non-accounting measure calculated by the Company to show Net Income adjusted by non-recurring events that influenced the result.

* Non-recurring items: In 1Q23, the Company obtained favorable decision in tax lawsuit claiming the right to PIS and COFINS credits on acquisitions of scrap, and it recognized in results a credit of R$ 828 million (principal plus inflation adjustment, deducting lawyers' fees and taxes), as detailed in Note 15 of the Financial Statements.

ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)



14.5%
18.7%
14.3%
7.4%
12.7%
2,940
4,298
3,022
1,333
2,388
1Q22
2Q22
3Q22
4Q22
1Q23
Adjusted Net income (R$ million)
Adjusted Net Income Margin (%)

QUARTERLY RESULTS - 1Q23 9 CAPITAL STRUCTURE AND INDEBTEDNESS DEBT BREAKDOWN (R$ million) 1Q23 4Q22 ∆ 1Q22 ∆ Short Term 2,962 3,121 -5.1% 2,084 42.1% Long Term 9,299 9,486 -2.0% 10,683 -13.0% Gross Debt 12,262 12,607 -2.7% 12,767 -4.0% Gross Debt / Total Capitalization ¹ 19.7% 21.2% -1.5 p.p 23.0% -3.3 p.p Cash, cash equivalents and short-term investments 5,825 5,434 7.2% 7,591 -23.3% Net Debt 6,436 7,173 -10.3% 5,176 24.3% Net Debt ² (R$) / EBITDA ³ (R$) 0.31x 0.33x -0.02x 0.20x 0.11x 1 Total capitalization = shareholders' equity + gross debt – interest on debt. 2 Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments. 3 Adjusted EBITDA in the last 12 months. The Company maintains its long debt maturity profile, with 78% of its liabilities coming due in the long term. Its debt is 74% denominated in U.S. dollar, 22% in Brazilian real and 4% in other currencies. On March 31, 2023, Gross Debt stood at R$ 12.3 billion, down 2.7% and 4.0% on previous quarter and the same period of 2022, respectively. The cash position ended the quarter at R$ 5.8 billion, resulting in a Net Debt of R$ 6.4 billion and a Net Debt/EBITDA ratio of 0.31x, maintaining a very comfortable financial level. DEBT (R$ BILLION) & LEVERAGE RATIO The weighted average nominal cost of Gross Debt was 7.4% p.a. and the average debt term of 7.2 years attests to a debt maturity schedule that is well balanced and well distributed over the coming years. 5.2 4.7 4.3 7.2 6.4 7.6 7.8 8.6 5.4 5.8 12.8 12.4 12.9 12.6 12.3 0.20% 0.18% 0.16% 0.33% 0.31% -2.00% -1.50% -1.00% -0.50% 0.00% 0 2 4 6 8 10 12 14 16 1Q22 2Q22 3Q22 4Q22 1Q23 5.8 4.4 1.0 2.2 2,5 0.6 0.8 1.1 0.8 0.4 - - Liquidity 2023 2024 2025 2026 2027 2028 2029 2030 e após Cash & Equiv. RCF ¹ Bonds Debenture Other 10.3 2.7 0.8 0.4 0.8 2.2 5.2 0,3 2,6 ¹ Global Revolving Credit Facility

QUARTERLY RESULTS - 1Q23 10 INVESTMENTS (CAPEX) On February 28, 2023, the Board of Directors of Gerdau S.A. approved the projection of disbursements related to the investment plan (*) for the current year in the amount of R$ 5 billion. In 1Q23, CAPEX amounted to R$ 954 million, of which R$ 667 million were allocated to Maintenance and R$ 287 to Expansion and Technological Updating. Of the total disbursements in the quarter, approximately 48.8% was allocated to the state of Minas Gerais, Brazil. (*) The investment plan does not include contributions made by Gerdau Next in other companies, as established by international accounting standards (IFRS). FREE CASH FLOW Free Cash Flow in 1Q23 was R$ 2,698 million, which reflects the significant contribution from EBITDA, combined with the disciplined allocation of capital to investments and use of working capital. WORKING CAPITAL & CASH CONVERSION CYCLE The Cash Conversion Cycle (working capital divided by net sales in the quarter) decreased from 81 days in 4Q22 to 78 days in 1Q23, due to demand recovery and higher Net Sales in the period. Detailed information on Working Capital accounts is presented in Notes 5, 6 and 11 of the Financial Statements. 62.2% 22.8% 9.4% 3.1% BRAZIL BD NORTH AMERICA BD SPECIAL STEEL BD SOUTH AMERICA BD CAPEX PER BD - 1Q23

QUARTERLY RESULTS - 1Q23 13 GOVERNANCE AND CAPITAL MARKETS CAPITAL INCREASE WITH SHARE BONUS On February 28, 2023, the Board of Directors of Gerdau S.A. approved capital increase to R$ 20,289,409,000.00 by capitalizing profit reserves in the amount of R$ 966,162,334.00, with the issue of 83,669,860 new book-entry shares without par value, of which 28,596,497 are common shares and 55,073,363 are preferred shares, attributed to shareholders as bonus, at the ratio of one (1) new share for each twenty (20) shares of the same type based on shareholders of record on March 21, 2023. To comply with article 58, paragraph 1, of Normative Instruction 1,585/15 issued by the Federal Revenue of Brazil, the cost attributed to bonus shares was R$ 11.54731631 per share. The new shares will be credited to shareholders on March 24, 2023. Further details are presented in Note 17 of the Financial Statements. DIVIDENDS On May 2, 2023, the Board of Directors of Gerdau S.A. approved the payment of interest on equity in the amount of R$ 892 million (R$ 0.51 per share). The payment will be made on May 29, 2023, based on shareholders of record on May 15, 2023, being ex-dividends on May 16, 2023. Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of Adjusted Net Income. This flexibility, including in the regularity of distribution, enables the Company to deliver value in different scenarios in order to increasingly create value for shareholders. SHARE BUYBACK PROGRAM On May 5, 2022, Gerdau S.A. announced a share buyback program for the acquisition of up to 55,000,000 preferred shares, representing approximately 5% of the free-float preferred shares, with maximum duration of 18 months. Further details are presented in Note 17 of the Financial Statements. At the end of 1Q23, the Company repurchased 44,564,000 preferred shares at an average price of R$ 24.08/ share, corresponding to 81.0% of the buyback program. All shares repurchased were canceled in November 2022, which included canceling an additional 1,697,538 common shares that were held in treasury.

QUARTERLY RESULTS - 1Q23 13 PERFORMANCE BY BUSINESS DIVISIONS (BD) Gerdau presents its results in four Business Divisions (BD). BRAZIL BD – includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; SOUTH AMERICA BD – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic. NET SALES The Company's Net Sales totaled R$ 18.9 billion in 1Q23. ADJUSTED EBITDA AND EBITDA MARGIN The Company's Adjusted EBITDA came to R$ 4.3 billion in 1Q23, with EBITDA Margin of 22.9% in the period. * The percentage of EBITDA from business operations is calculated considering the total EBITDA of the four operations.

QUARTERLY RESULTS - 1Q23

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	1Q23	4Q22	Δ	1Q22	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,258	1,251	0.5%	1,527	-17.6%
Shipments of steel	1,277	1,151	11.0%	1,384	-7.7%
Domestic Market	1,087	962	13.0%	1,085	0.2%
Exports	190	188	0.8%	299	-36.5%
Shipments of long steel	835	723	15.5%	953	-12.4%
Domestic Market	661	556	18.8%	665	-0.6%
Exports	174	167	4.5%	288	-39.5%
Shipments of flat steel	442	428	3.3%	431	2.5%
Domestic Market	426	406	5.0%	420	1.5%
Exports	15	21	-27.8%	11	43.9%

In 1Q23, crude steel production at the Brazil BD registered a slight increase of 0.5% compared to 4Q22 and a decrease of 17.6% in relation to the same period of previous year. Total shipments in 1Q23 increased 11.0% on 4Q22, driven by the increase in the demand of the construction and oil & gas industry. Total shipments in 1Q23 fell 7.7% compared to 1Q22, although shipments in the domestic market remained stable.

In 1Q23, 489,000 tonnes of iron ore were sold to third parties and 258,000 tonnes were consumed internally.

OPERATING RESULT

BRAZIL BD	1Q23	4Q22	Δ	1Q22	Δ
Results (R$ million)					
Net Sales[1]	6,925	6,877	0.7%	8,022	-13.7%
Domestic Market	6,225	6,088	2.2%	6,862	-9.3%
Exports	701	789	-11.2%	1,160	-39.6%
Cost of Goods Sold	(6,031)	(6,275)	-3.9%	(6,226)	-3.1%
Gross profit	**894**	**602**	**48.4%**	**1,795**	**-50.2%**
Gross margin (%)	**12.9%**	**8.8%**	**4.1 p.p**	**22.4%**	**-9.5 p.p**
EBITDA[2]	**1,064**	**757**	**40.5%**	**1,951**	**-45.5%**
Adjusted EBITDA Margin[2] (%)	**15.4%**	**11.0%**	**4.4 p.p**	**24.3%**	**-9.0 p.p**

1 - Includes iron ore sales.
2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

14

QUARTERLY RESULTS - 1Q23 15 Net Sales in the period were R$ 6.9 billion, up 0.7% from 4Q22, mainly explained by the gradual resumption of shipments in the domestic market. When compared to the same quarter of last year, Net Sales decreased 13.7%, reflecting the lower prices. This quarter, the Company directed 85% of its shipments to domestic markets, compared to 78% in 1Q22. Net Sales per tonne stood at R$ 5,422, down 9.2% from 4Q22, considering the lower parity with imported material during the quarter. Cost of Goods Sold decreased 3.9% in the quarter compared to 4Q22, explained by higher shipments and lower accounting costs with ore, coal and natural gas. Compared to 1Q22, the decrease in Cost of Goods Sold is due to the lower costs with metallic alloys, electricity and scrap, despite the lower shipments that reduced the dilution of fixed costs. Cost per tonne sold was R$ 4,723, down 13.4% on 4Q22. Gross Profit in 1Q23 totaled R$ 894 million, up 48.4% compared to the previous quarter and down 50.2% from 1Q22, due to the aforementioned reasons. As a result, the Brazil BD registered Adjusted EBITDA of R$ 1.064 billion in 1Q23, advancing 40.5% from 4Q22. Compared to 1Q22, Gross Profit decreased 45.5%.

QUARTERLY RESULTS - 1Q23

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	1Q23	4Q22	Δ	1Q22	Δ
Volumes (1,000 tonnes)					
Production of crude steel	1,185	1,022	16.0%	1,214	-2.3%
Shipments of steel	1,104	887	24.5%	1,094	0.9%

In 1Q23, crude steel production at the North America BD increased 16.0% in relation to 4Q22 and decreased 2.3% in relation to 1Q22. Total shipments in 1Q23 grew 24.5% compared to 4Q22, due to a resilient demand driven by US government programs to encourage steel consumption. The distribution and construction sectors, which accounted for 55% and 25% of shipments, also contributed to this positive result. Compared to 1Q22, shipments in 1Q23 remained stable, increasing 0.9%.

In 1Q23, capacity utilization rate of the rolling process was 93%, near its full capacity.

OPERATING RESULT

NORTH AMERICA BD	1Q23	4Q22	Δ	1Q22	Δ
Results (R$ million)					
Net Sales	7,793	6,472	20.4%	8,222	-5.2%
Cost of Goods Sold	(5,848)	(5,106)	14.5%	(5,856)	-0.1%
Gross profit	**1,945**	**1,366**	**42.5%**	**2,366**	**-17.8%**
Gross margin (%)	**25.0%**	**21.1%**	**3.9 p.p**	**28.8%**	**-3.8 p.p**
EBITDA[1]	**2,355**	**1,824**	**29.1%**	**2,711**	**-13.1%**
Adjusted EBITDA Margin[1] (%)	**30.2%**	**28.2%**	**2.0 p.p**	**33.0%**	**-2.8 p.p**

1 – Non-accounting measure reconciled with information presented in Note 22 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 1Q23, Net Sales totaled R$ 7.8 billion, up 20.4% from 4Q22, due to higher shipments, and down 5.2% from 1Q22. Net Sales per tonne were R$ 7,059 in the quarter, down 3.3% from 4Q22, influenced by the metals spread;

The 14.5% increase in Costs of Goods Sold in 1Q23 compared to 4Q22 was due to the increase in scrap and higher volumes. Costs per tonne sold was R$ 5,297 the quarter, down 8.0% from 4Q22, due to higher dilution of shipments.

Gross Profit was R$ 1.9 billion in the quarter, 42.4% higher than in 4Q22, reflecting the strong increase in Net Sales compared to Cost of Goods Sold in the period. Compared to 1Q22, Gross Profit decreased 17.8%.

Adjusted EBITDA in 1Q23 was R$ 2.4 billion, with Adjusted EBITDA margin of 30.2%, up 2.0 p.p. from 4Q22. This result reflects the market's favorable moment combined with the Company's ongoing segmentation strategy and cost control efforts.

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QUARTERLY RESULTS - 1Q23

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	1Q23	4Q22	Δ	1Q22	Δ
Volumes (1,000 tonnes)					
Production of crude steel	397	406	-2.4%	494	-19.7%
Shipments of steel	355	401	-11.5%	418	-15.0%

In 1Q23, crude steel production at the Special Steel BD decreased 2.4% and 19.7% from 4Q22 and 1Q22, respectively, reflecting the weaker demand for special steel in Brazil.

Total shipments in 1Q23 decreased 11.5% compared to 4Q22, mainly due to the announcement of temporary outage of some auto assemblers in Brazil, resulting from the more challenging macroeconomic scenario and the consequent weaker demand, as well as the lack of inputs. Year over year, the reduction is explained by the impact on the heavy vehicle sector from the anticipation of orders for Euro 5 trucks and buses, produced until December 31, 2022.

In Brazil, according to the National Association of Vehicle Manufacturers (ANFAVEA), outages in auto assemblers in the first quarter of 2023 resulted in an impact of 35,000 units, including light and heavy vehicles. For 2023, despite the scenario of uncertainty, ANFAVEA reaffirmed its growth forecast of approximately 4% for light vehicle production compared to the previous year. The agricultural machinery sector should maintain its positive scenario and should expand 4%, given the fleet modernization amid good harvest levels.

For the National Trade Union of Auto Vehicle Parts Industry (Sindipeças), the fleet is increasingly aging, and the average age of vehicles has receded by almost three decades in Brazil. According to studies conducted by the Sindipeças, the reduction in sales in the sector started before the pandemic period and the current sales of new vehicles have not been sufficient to compensate the car obsolescence, which have still been used due to consumers' lower purchasing power.

In the United States, the CHIPS Act, plan approved by the government, will support the installation of semiconductor factories in the country in the coming years, which will solve the chip shortage in the vehicle market. The manufacturing and sale of vehicles have been recovering, but still at levels below the historical average. Production of trucks, for example, increased almost 30% in February in relation to the previous year, to nearly 50,000 units, according to data from local automotive association. The production of heavy vehicles should reach approximately 300,000 units this year, while production of light vehicles should exceed 15 million. Moreover, oil & gas segment continues its uptrend and should reach the monthly mark of 1,000 rig counts in the next months.

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QUARTERLY RESULTS - 1Q23

OPERATING RESULT

SPECIAL STEEL BD	1Q23	4Q22	Δ	1Q22	Δ
Results (R$ million)					
Net Sales	2,948	3,274	-9.9%	3,219	-8.4%
Cost of Goods Sold	(2,519)	(2,855)	-11.8%	(2,601)	-3.2%
Gross profit	**430**	**419**	**2.6%**	**618**	**-30.5%**
Gross margin (%)	**14.6%**	**12.8%**	**1.8 p.p**	**19.2%**	**-4.6 p.p**
EBITDA[1]	**497**	**525**	**-5.2%**	**692**	**-28.1%**
Adjusted EBITDA Margin[1] (%)	**16.9%**	**16.0%**	**0.8 p.p**	**21.5%**	**-4.6 p.p**

1 – Non-accounting measure reconciled with information presented in Note 22 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In the quarter, Net Sales were R$ 3.0 billion (-9.9% vs. 4Q22 and -8.4% vs. 1Q22). Gross Profit was R$ 430 million in the quarter (+2.6% vs. 4Q22 and -30.5% vs. 1Q22). The results were mainly influenced by lower shipments in Special Steel operation in Brazil, as explained earlier.

The operation's Adjusted EBITDA decreased 5.2% and 28.1% in relation to the previous quarter and the same quarter of previous year, respectively, mainly explained by the strong comparison base, when the operation registered its second best result ever. Adjusted EBITDA margin in the quarter stood at 16.9%, which was in line with the previous quarter, but decreased 4.6 p.p. compared to the last year.


GERDAU

QUARTERLY RESULTS - 1Q23

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	1Q23	4Q22	Δ	1Q22	Δ
Volumes (1,000 tonnes)					
Production of crude steel	149	187	-20.7%	172	-13.4%
Shipments of steel[1]	281	290	-3.0%	332	-15.4%

1. Includes resale of products imported from Brazil BD

Crude steel production at the South America BD was 149,000 tonnes in the quarter, down 20.7% from 4Q22 and 13.4% on the same quarter last year, mainly affected by rainfall and political instability in Peru. Steel shipments in 1Q23 were 281,000 tonnes, down 3.0% from 4Q22 and 15.4% on the previous year.

Despite the lower shipments, perspectives for the countries where Gerdau operates remain positive. The construction sector remains buoyant in the markets in which we operate. In Argentina, steel demand in the construction, agribusiness and energy sectors have been stimulating shipments in the local market. In Uruguay, shipments are returning to historical levels, after a period of large infrastructure works in the country. In Peru, despite the local political and economic uncertainties, steel demand remains at high levels, driven by the construction industry, which resulted in a 9% increase in local market's shipments in the fourth quarter compared to the previous quarter.

OPERATING RESULT

SOUTH AMERICA BD	1Q23	4Q22	Δ	1Q22	Δ
Results (R$ million)					
Net Sales	1,617	1,561	3.6%	1,753	-7.8%
Cost of Goods Sold	(1,244)	(1,241)	0.2%	(1,405)	-11.4%
Gross profit	**373**	**319**	**16.8%**	**348**	**7.1%**
Gross margin (%)	**23.1%**	**20.5%**	**2.6 p.p**	**19.9%**	**3.2 p.p**
EBITDA[1]	**489**	**354**	**38.3%**	**483**	**1.3%**
Adjusted EBITDA Margin[1] (%)	**30.2%**	**22.7%**	**7.6 p.p**	**27.5%**	**2.7 p.p**

1 – Non-accounting measure reconciled with information presented in Note 22 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 4Q22, the South America BD delivered Net Sales of R$ 1.6 billion, increasing 3.6% sequentially, due to inflation on sales prices. Year over year, Net Sales contracted 7.8%.

Cost of Goods Sold was R$ 1.2 billion in the quarter, increasing 0.2% in relation to 4Q22. Compared to 1Q22, Cost of Goods Sold decreased 11.4%.

Considering the effects mentioned above in Net Sales and Costs, the operation registered Gross Profit of R$ 373 million in the quarter, up 16.8% from 4Q22 and 7.1% on 1Q22.

The BD's Adjusted EBITDA was R$ 489 million, up 38.3% and 1.3% from 4Q22 and 1Q22, respectively. The highlight was the better performance and contribution of joint-ventures in the Dominican Republic and Colombia in the Business Division's consolidated result. Adjusted EBITDA margin was 30.2% in the quarter, up 7.6 p.p. and 2.7 p.p. sequentially and year over year, respectively.

19

QUARTERLY RESULTS - 1Q23 20 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated March 31, 2023 December 31, 2022 CURRENT ASSETS Cash and cash equivalents 2,581,882 2,475,863 Short-term investments 3,243,455 2,959,135 Trade accounts receivable 5,999,188 4,999,004 Inventories 17,184,069 17,817,585 Tax credits 2,027,593 1,392,417 Income and social contribution taxes recoverable 657,518 815,197 Dividends receivable 3,131 5,048 Fair value of derivatives 505 3,272 Other current assets 722,735 789,901 32,420,076 31,257,422 NON-CURRENT ASSETS Tax credits 1,011,041 511,547 Deferred income taxes 1,801,892 2,164,477 Judicial deposits 1,956,126 1,825,899 Other non-current assets 529,804 700,377 Prepaid pension cost 5,025 9,179 Investments in associates and joint ventures 4,613,352 3,896,518 Goodwill 11,338,240 11,634,464 Leasing 1,026,836 960,876 Other Intangibles 455,179 415,159 Property, plant and equipment, net 20,589,037 20,422,734 43,326,532 42,541,230 TOTAL ASSETS 75,746,608 73,798,652

QUARTERLY RESULTS - 1Q23 21 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) Consolidated March 31, 2023 December 31, 2022 CURRENT LIABILITIES Trade accounts payable - domestic market 4,914,971 4,241,819 Trade accounts payable - debtor risk 677,572 653,085 Trade accounts payable - imports 1,261,079 1,724,019 Short-term debt 2,283,634 2,492,262 Debentures 678,516 628,886 Taxes payable 749,146 395,212 Income and social contribution taxes payable 507,387 497,243 Payroll and related liabilities 501,733 1,056,325 Leasing payable 295,664 275,934 Employee benefits 935 516 Environmental liabilities 219,054 262,018 Fair value of derivatives 5,849 19,056 Other current liabilities 935,802 1,216,206 13,031,342 13,462,581 NON-CURRENT LIABILITIES Long-term debt 8,500,326 8,687,355 Debentures 798,968 798,887 Related parties 24,255 24,890 Deferred income taxes 100,791 96,341 Provision for tax, civil and labor liabilities 2,071,128 2,026,003 Environmental liabilities 241,533 222,634 Employee benefits 865,312 893,378 Leasing payable 805,057 754,709 Other non-current liabilities 505,729 533,681 13,913,099 14,037,878 EQUITY Capital 20,215,343 19,249,181 Treasury stocks (156,029) (179,995) Capital reserves 11,597 11,597 Retained earnings 24,085,266 22,172,561 Transactions with non-controlling interests without change of control (2,904,670) (2,904,670) Other reserves 7,366,641 7,767,520 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 48,618,148 46,116,194 NON-CONTROLLING INTERESTS 184,019 181,999 EQUITY 48,802,167 46,298,193 TOTAL LIABILITIES AND EQUITY 75,746,608 73,798,652

QUARTERLY RESULTS - 1Q23 22 INCOME STATEMENT GERDAU S.A. CONSOLIDATED INCOME STATEMENT In thousands of Brazilian reais (R$) Consolidated For the three-month period ended March 31, 2023 March 31, 2022 NET SALES 18,872,303 20,330,491 Cost of sales (15,243,628) (15,149,489) GROSS PROFIT 3,628,675 5,181,002 Selling expenses (174,232) (167,891) General and administrative expenses (363,807) (326,416) Other operating income 898,099 36,609 Other operating expenses (45,738) (18,970) (Reversal) Impairment of financial assets (4,514) 625 Equity in earnings of unconsolidated companies 353,954 308,568 INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES 4,292,437 5,013,527 Financial income 215,862 88,799 Financial expenses (323,735) (361,434) Tax credits monetary update 253,002 - Exchange variations, net (189,728) (241,789) (Losses) Gains on financial instruments, net (5,496) 11,030 INCOME BEFORE TAXES 4,242,342 4,510,133 Current (665,544) (891,056) Deferred (361,399) (678,692) Income and social contribution taxes (1,026,943) (1,569,748) NET INCOME 3,215,399 2,940,385 (-) Credit recovery / Provisions (845,216) - (-) Tax credits monetary update (253,002) - (+) Income tax of extraordinary items 270,456 - (=) Total of extraordinary items (827,762) - ADJUSTED NET INCOME* 2,387,637 2,940,385 * Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income.

QUARTERLY RESULTS - 1Q23 23 CASH FLOW GERDAU S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS In thousands of Brazilian reais (R$) Consolidated For the three-month period ended March 31, 2023 March 31, 2022 Cash flows from operating activities Net income for the period 3,215,399 2,940,385 Adjustments to reconcile net income for the period to net cash provided by operating activities: Depreciation and amortization 714,775 658,811 Equity in earnings of unconsolidated companies (353,954) (308,568) Exchange variation, net 189,728 241,789 Gains and losses on derivative financial instruments, net 5,496 (11,030) Post-employment benefits 75,291 70,450 Long-term incentive plans 37,304 17,675 Income tax 1,026,943 1,569,748 Losses (Gains) on disposal of property, plant and equipment 957 (4,358) (Reversal) Impairment of financial assets 4,514 (625) Provision of tax, civil, labor and environmental liabilities, net 45,242 8,129 Tax credits recovery (1,098,218) - Interest income on short-term investments (146,962) (58,407) Interest expense on debt and debentures 203,920 246,053 (Reversal) Provision for net realizable value adjustment in inventory, net (16,165) 1,994 3,904,270 5,372,046 Changes in assets and liabilities Increase in trade accounts receivable (1,126,895) (1,901,646) Decrease (Increase) in inventories 312,453 (810,492) Increase in trade accounts payable 258,980 856,369 Increase in other receivables (130,218) (33,849) Decrease in other payables (807,644) (701,973) Dividends from associates and joint ventures 59,499 2,683 Purchases of short-term investments (1,372,722) (1,047,478) Proceeds from maturities and sales of short-term investments 1,149,000 1,016,895 Cash provided by operating activities 2,246,723 2,752,555 Interest paid on loans and financing (78,331) (104,637) Interest paid on lease liabilities (20,818) (19,131) Income and social contribution taxes paid (183,888) (308,556) Net cash provided by operating activities 1,963,686 2,320,231 Cash flows from investing activities Purchases of property, plant and equipment (954,348) (592,857) Proceeds from sales of property, plant and equipment, investments and other intangibles 5,490 13,267 Additions in other intangibles (27,661) (36,214) Capital increase in joint ventures (96,653) - Net cash used in investing activities (1,073,172) (615,804) Cash flows from financing activities Dividends and interest on capital paid (332,253) (340,583) Proceeds from loans and financing 699,967 295,154 Repayment of loans and financing (994,886) (196,664) Leasing payment (91,592) (71,687) Intercompany loans, net (635) (738) Net cash used by financing activities (719,399) (314,518) Exchange variation on cash and cash equivalents (65,096) (655,402) Increase in cash and cash equivalents 106,019 734,507 Cash and cash equivalents at beginning of period 2,475,863 4,160,654 Cash and cash equivalents at end of period 2,581,882 4,895,161

QUARTERLY RESULTS - 1Q23 This content content is Confidential. Confidential. WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER COMPANY Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau also is the largest recycler in Latin America and, around the world, transforms each year millions of tonnes of scrap into steel, underlining its commitment to the sustainable development of the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges. For more information, go to the Investor Relations website: https://ri.gerdau.com/ BUSINESS DIVISIONS (BDs) GERDAU PRESENTS ITS RESULTS IN FOUR BUSINESS DIVISIONS (BD): BRAZIL BD – includes the operations in Brazil (except special steel) and the iron ore operation; NORTH AMERICA BD – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SOUTH AMERICA BD – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic; SPECIAL STEEL BD – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil. UNITED STATES CANADA MEXICO DOMINICAN REPUBLIC COLOMBIA PERU BRAZIL URUGUAY ARGENTINA

QUARTERLY RESULTS - 1Q23 IN ADDITION, THE COMPANY HAS NEW BUSINESS ARMS, IS A LEADING RECYCLER, HAS FORESTS AND INVESTS IN ENVIRONMENTAL AND SOCIAL PROJECTS: Gerdau Next holds interests or controls companies engaged in construtech, logistics, metal foundations and construction marketplaces and is a startup accelerator. Created in 2020, Gerdau Next is our business arm dedicated to diversifying Gerdau’s product and service portfolio in segments adjacent to steel that are strategic, profitable and undergoing transformation on paths to sustainability, mobility and productivity in the construction industry. >> Newave Energia, which is part of Gerdau Next, is an operation that invests in power generation greenfield projects with capacity of approximately 2.5 GW, exclusively from solar or wind sources, which should start generation by 2025 and 2026, and in brownfield projects and in electricity trading activities, whether in the retail or directional modes and/or pre-payment transactions. >> Addiante is a joint venture formed by Gerdau Next and Randon Serviços e Participações Ltda., whose purpose will be to delivery solutions that meet the needs of cargo carriers or shippers, providing truck and semi-trailer rental services and other products related to cargo transportation and handling. In connection with the entrepreneurship ecosystem, we have a startup accelerator, Gerdau Next Ventures, with professionals based in Silicon Valley, California, whose mission is to foster shared experiences and partnerships with the region’s innovation ecosystem. Gerdau has two iron ore mines located in the state of Minas Gerais, which supply the integrated mill of Ouro Branco-MG and sell a portion of the volume produced. We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes every year, with 73% of our steel made from the material. We have 250,000 hectares of renewable eucalyptus forests in Minas Gerais. Of this total, 91,000 hectares are set aside for the conservation of native forests, which is an area larger than the city of São Paulo. Currently, Gerdau is the world’s largest producer of charcoal, which is used as bioreducer to manufacture pig iron. Aware of our social and environmental responsibility, our investments include contributions to 456 projects in housing, recycling and entrepreneurship education, with around 2,000 volunteer employees.

QUARTERLY RESULTS - 1Q23 This content is Public. IR CHANNELS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com Rafael Japur Vice-President and Investor Relations Officer Renata Oliva Battiferro IR Manager Cristiene Baldoino da Costa Sergio Tonidandel Jr. Ariana De Cesare Pereira Gustavo Alves